June 14, 2010

Rodney C. Sacks, Chief Executive Officer
Hansen Natural Corporation
550 Monica Circle, Suite 201
Corona, California 92880

    RE: **Hansen Natural Corporation**
         **Form 10-K FYE December 31, 2009**
         **Filed March 1, 2010**
         **File No. 0-18761**

Dear Mr. Sacks:

    We have completed our review of your filing and do not have any further comments at this time.

                 Sincerely,


                 John Reynolds,
                 Assistant Director